February 27, 2023

VIA EDGAR

Mr. Robert Arzonetti, Ms. Tonya K. Aldave

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Finance

Washington, D.C. 20549

RE:	Garden Stage Limited
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted December 13, 2022
CIK No. 0001954269

Dear Mr. Robert Arzonetti, Ms. Tonya K. Aldave:

As counsel for Garden Stage Limited (the “Company”) and on its behalf, this letter is being submitted in response to the letter dated January 11, 2023 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1 submitted on December 13, 2022. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, an amended Draft Registration Statement on Form F-1 (“Form F-1”) for filing with the Commission, which has been revised to reflect the Staff’s comments as well as certain other updates to the Form F-1.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in Form F-1. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form F-1.

Draft Registration Statement on Form F-1 filed December 13, 2022

General

1.	We note your disclosure in the second paragraph of the prospectus cover page and on page1 of the prospectus summary that your planned reorganization requires an approval of the Securities and Future Commission of Hong Kong (the “HKSFC”). Please revise to:

●	disclose in the summary section the approximate date you anticipate receiving the approval of HKSFC, including whether you intend to delay effectiveness of this registration statement until such approval is obtained;

●	disclose whether completion of this offering is conditioned upon approval of HKSFC; and

●	include a risk factor discussing the materials risks to investors related to the possible failure of HKSFC to authorize the reorganization.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on Prospectus Cover Page page i, page 7, 8, 64, and 65. We respectfully advise the Staff that we have received the approval for reorganization from the HKSFC on January 26, 2023, and we plan to effectuate the reorganization on April 1, 2023, pursuant to the reorganization plan approved by the HKSFC. We further respectfully submit that since we have received the approval of reorganization, we believe that it is not necessary to disclose whether completion of this offering is conditioned upon approval of HKSFC and to include the risk factors discussing the material risks to investors related to the possible failure of HKSFC to authorize the reorganization.

2.	Clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of the holding company, subsidiaries, and other entities. For example, in the second paragraph of the Prospectus Cover Page and page 1 of the Prospectus Summary you define “we,” “us,” “our,” “our company,” “our Group” and “our business” as I Win Holdings Limited prior to the reorganization and as Garden Stage Limited after the reorganization, “in each case together with its consolidated subsidiaries as a consolidated entity.” Disclose clearly the entity (including the domicile) in which investors are purchasing an interest. Please also make conforming revisions throughout the document.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on Prospectus Cover Page page i, page 1, 3, and 7. We have clarified that, in the Form F-1, where the discussions in the context related to business operations and/or financial performance, then the terms “Company,” “we,” “us,” “our,” “our company,” and “our business” refer, both prior to and after the Reorganization, to the business operations and/or financial performance of the Operating Subsidiaries; and all specific references to “Garden Stage” and “I Win Holding HK” refer to Garden Stage Limited and I Win Holdings Limited respectively, each a holding company with no operation of its own.

3.	We note your disclosure on the cover page and throughout the prospectus that Oriental Moon Tree Limited, your largest shareholder, will continue to own more than majority of the voting power of your outstanding ordinary shares upon completion of the offering. However, based on the disclosure in the selling shareholder table on page 137 it appears that Oriental Moon Tree Limited will own none of your shares after the offering because the last column entitled “percentage ownership after offering” states “0%” as shares held by Oriental Moon Tree Limited after the offering. In this regard, we also note that according to the selling shareholder table Oriental Moon Tree Limited owns 100 shares or 100% of your stock, but on page I-1 you disclose that Oriental Moon Tree Limited owns 10,000 ordinary shares. Please revise your disclosure for consistency relating to Oriental Moon Tree Limited share ownership currently and after completion of this offering.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 147 and 148.

4.	We note your disclosure on page 58 that you plan to use a portion of the proceeds from this offering to meet the FRR minimum capital requirements. Please disclose if you currently meet these requirements.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 59 and 127. We respectfully advise that I Win Securities Limited and I Win Asset Management Limited (collectively “the Operating Subsidiaries”) have met the minimum paid-up share capital under the FRR and currently do not need to rely on any of the proceeds from the offering to fulfill the requirements under the FRR.

5.	In one of the opening paragraphs, please include your revenue and net losses for your most recent audited period to provide a financial snapshot of your company, and to balance the disclosure in the summary.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 4 and 99 to include the revenue and net losses for our most recent audited period and balance the disclosure in the prospectus summary section.

Prospectus Cover Page, page i

6.	Please disclose prominently on the prospectus cover page that you are not a Hong Kong operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on Prospectus Cover Page page i that Garden Stage Limited is not a Hong Kong operating company but a Cayman Islands holding company with operations conducted by its subsidiaries and that this structure involves unique risks to investors. In addition, we respectfully advise the Staff that we do not adopt VIE structure, therefore, we believe that the rest of the comment does not apply to us.

7.	Please revise your definition of “China or the PRC” to include Hong Kong and Macau and to clarify that the “legal and operational” risks associated with operating in China also apply to your operations in Hong Kong. The definition may clarify that the only time that “China or the PRC” does not include Hong Kong or Macau is when you are referencing specific laws and regulations adopted by the PRC. If it does, please revise your disclosure to discuss any commensurate laws or regulations in Hong Kong, if applicable, and any risks and consequences to the company associated with those laws and regulations.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on Prospectus Cover Page page i. We have updated the definition of “China” or the “PRC” to include Hong Kong and Macau, except that the only time that “China” or the “PRC” does not include Hong Kong or Macau is when we are referencing specific laws and regulations adopted by the PRC. We further updated the definition of “PRC laws and regulations” or “PRC laws” to refer to the laws and regulations of Mainland China, and “PRC government” or “Chinse government” to refer to the government of Mainland China.

8.	We note your disclosure on the cover page, summary section and risk factor on page 23 that laws and regulations of Mainland China do not currently have any material impact on your business, financial condition and results of operation. You also state that you “are not subject to the Chinese government’s direct influence or discretion over the manner in which [you] conduct [your] business activities outside of Mainland China, even though some of [your] clients of the Operating Subsidiaries may be Mainland China individuals or companies that have shareholders or directors that are Mainland China individuals.” Please remove these and similar statements throughout the registration statement. Your disclosure may clarify that the legal and operational risks associated with operations in China also apply to operations in Hong Kong.

RESPONSE: In response to the Staff’s comment, we have removed the referenced language and revised the disclosure on Prospectus Cover Page, page i, page 10, 16, 24, 25 and 26. We have also clarified that the legal and operational risks associated with operations in China also apply to operations in Hong Kong.

9.	We note your disclosure that “[a]ll of [your] operations are conducted by [your] Operating Subsidiaries in Hong Kong.” Please clarify that you currently do not have any operating subsidiaries in Hong Kong or elsewhere, but following the completion of the proposed reorganization all of your operations will be conducted by your operating subsidiaries in Hong Kong.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on Prospectus Cover Page, page ii. We understood that we currently do not have any operating subsidiaries in Hong Kong or elsewhere, but following the completion of the proposed Reorganization all of our operations will be conducted by our operating subsidiaries in Hong Kong. We plan to effectuate the reorganization on April 1, 2023.

Corporate Structure, page 7

10.	We note your chart depicting the organizational structure following the reorganization but immediately prior to the consummation of this offering. Please revise the organizational chart to reflect the domicile of each owner and entity. Include a chart depicting the organizational structure following the offering here and on page 91. In addition, include a chart that shows your organizational structure before the reorganization.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 8, 64, and 65 and revised the organization chart to reflect the domicile of each owner and entity and include the charts depicting the organization structure before and after the reorganization.

Recent Regulatory Development in the PRC, page 16

11.	We note your disclosure of the recent regulatory developments in the PRC, including cross-border oversight with Mainland China. We also note your disclosure on page 17 that indicates that your Operating Subsidiaries may store and collect data of some customers, some of whom may be individuals in Mainland China and further, that your Operating Subsidiaries have in aggregate collected and stored personal information of approximately 680 Mainland China individuals. Please tell us and expand your disclosures for the following:

●	expand your risk factors to further explain the risk that you could be deemed by the PRC to be non-compliant with the cross-border rules; and

●	in conjunction with your response to the above bullet, include quantitative information, such as the amount of customers, as a number and as a percentage of total customers, that are from Mainland China, as well as the related amount of revenue.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on pages 16, 17, 18, 19, 25, 26, and 27. We have: (a) expanded the risk factors on page 25, 26 and 27 and disclosure of recent regulatory development in the PRC on page 16 to 19 to explain the rules and regulations of the PRC in relation to the cross-border provision of personal information and the processing of personal information of natural persons within the territory of Mainland China that is carried out outside of Mainland China, and to explain the risk that we could be deemed by the PRC to be non-compliant with the rules and regulations of the PRC in relation to the cross-border provision of personal information; and (b) updated and revise the disclosure to include the quantitative information in relation to the number of Mainland China individual customers and the percentage of Mainland China individual to the total customers.

Risk Factors
You should read the entire prospectus carefully, page 39

12.	Please either delete this risk factor or describe the nature of the risk to investors presented by the press articles or media coverage regarding you.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 40 and deleted this risk factor.

Use of Proceeds, page 58

13.	We note that you plan to use a portion of the proceeds from this offering for “acquisition of suitable licensed financial institution and securities brokerage firm in the United States.” Please identify such financial institution and securities brokerage firm, if known, or advise. If not known, please disclose the status of any negotiations with respect to the acquisition, and a brief description of these businesses. Refer to Instruction 6 to Item 504 of Regulation S-K.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 59. We respectfully advise the Staff that with respect to the possible future acquisitions of the licensed financial institutions and securities brokerage firms in the United States, we have not identified any targets for any potential acquisition. We also have no present understandings, commitments or agreements to enter into any acquisitions or any investments to the licensed financial institutions and securities brokerage firms in the United States.

Capitalization, page 60

14.	We note the financial statements of I Win Holdings HK’s included in this filing have not been adjusted for the impact of the Reorganization. Please tell us your consideration to adjust for the impact of the Reorganization on a pro forma basis, with detailed explanations for all adjustments, in your Capitalization and Dilution tables, as well as consideration of a separate Pro Forma Financial Information section. Cite any authoritative literature considered in your response.

RESPONSE: The Company respectfully advises the Staff that we recently received the approval from the HKSFC on Reorganization on January 26, 2023. We are in the process of carrying out the required steps on the Reorganization and plan to effect the Reorganization on April 1, 2023. Upon and subject to the completion of the Reorganization and the required audit procedures to be carried out by our auditor, we shall present the audited financial statements of Garden Stage Limited and report relevant numbers of Garden Stage Limited in our Capitalization and Dilution tables in our next Registration Statement.

As set out in Point 30 of this letter, we expect that the financial statements of Garden Stage Limited for the six months ended September 30, 2022 and 2021, and for the years ended March 31, 2022 and 2021, to be the same as I Win Holdings Limited’s but being adjusted for the impact of the Reorganization. We further confirm the Staff that actual total shareholders’ deficiency and actual total capitalization as of September 30, 2022 reported in our Capitalization table would be the same before and after the Reorganization. Only amounts of Ordinary Shares and Subscription Receivables would be adjusted for the impact of Reorganization.

In view of the fact that (i) numbers in our Capitalization and Dilution tables would be correctly updated after the completion of the Reorganization and the required audit procedures to be carried out by our auditor, and (ii) actual total shareholders’ deficiency and actual total capitalization as of September 30, 2022 reported in our Capitalization table would be the same before and after the Reorganization, we consider it is not necessary to report the numbers on a pro forma basis nor to prepare a separate Pro Forma Financial Information section in this filing.

Factors Affecting Our Results of Operations, page 65

15.	We note that on page 66 you state that to “remain competitive and to facilitate the expansion of service offering,” you plan to subscribe to a new integrated system comprising both portfolio management and risk management functions, subscribe to a new customer relationship management system, subscribe to a new business continuity planning service, and subscribe to market information and data to enhance your analytical and research capabilities. If known, please expand your disclosure in this section to describe briefly the rollout and its timing.

RESPONSE: The Company respectfully advises the Staff that at the date of the prospectus, we are still in the process of assessing and evaluating different solutions on the upgrade and improvement of our technology infrastructure and no commitment has been made on any of the procurement of technology solutions. In response to the Staff’s comment, we have revised the disclosure on page 67.

Brokerage Commissions, page 69

16.	Please revise to disclose trading volumes and fee rates by exchange that drive your brokerage commission revenues for the periods presented.

RESPONSE: In response to the Staff’s comment, we have updated our disclosure on pages 70, 71, 76, 77 and 79.

17.	We note your disaggregation of total brokerage commission revenues relating to exchanges in Hong Kong, United States or other exchanges. Please revise to further disaggregate these amounts attributable to third parties and those attributable to related parties. Include similar updates to your disaggregation of revenue table on page F-13.

RESPONSE: In response to the Staff’s comment, we have updated our disclosure on pages 70, 71, 76, 77 and 79.

Underwriting and placement income, page 69

18.	We note your table of metrics and related discussion identifying the trends and changes in your underwriting and placement income between the periods presented here and on page 73. Please revise your disclosures and discussion to provide more quantifiable information and explanation of the changes, including amount of funds raised, size of deals, fee terms and amounts related to exchanges in Hong Kong vs. United States or other. In addition, disclose details relating to any projects that are currently in process and estimated timing for completion.

RESPONSE: In response to the Staff’s comment, we have updated our disclosure on pages 71, 72, 77, 79 and 80.

Other Service Revenues, page 70

19.	Please revise to quantify and discuss period end balances in your assets under management, and the related management fee and performance fee income.

RESPONSE: In response to the Staff’s comment, we have updated our disclosure on pages 73, 77 and 80.

Business, page 91

20.	We note that in several sections of the prospectus you refer to your “margin financing services.” Please briefly describe these services.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 2, 101 and 102 and briefly described the margin financing services. We respectfully advise the Staff that we currently do not offer margin financing services, and we plan to commence the margin financing service using the proceeds of this offering.

Securities Dealing and Brokerage Services, page 91

21.	Please clarify whether or not you engage in payment for order flow in sourcing securities for your brokerage securities. If so, expand to discuss in detail the types of instruments and sources for which you have payed or may pay for order flow, and how the associated costs flow through your revenue streams.

RESPONSE: In response to the Staff’s comment, we have revised our disclosure on page 106. We respectfully advise the Staff that we do not engage in payment for order flow in sourcing securities for our brokerage services.

Commissions and Fees, page 95

22.	Please disclose approximate commissions and fees you charge your clients or applicable ranges of such fees. In this regard, we note that in the risk factor on page 45 you disclose that other firms may charge lower rates and fees, but do not provide any specific details on how your fees and commissions compare to those of your competitors.

RESPONSE: In response to the Staff’s comment, we have updated our disclosure on page 104 and disclosed the approximate commission and fees we charge our clients for our underwriting and placing services.

Our customers, page 101

23.	Please disclose the identity of the largest customers who accounted for 30% and 50% of your total revenues for the fiscal years ended March 31, 2022 and March 31, 2021 respectively.

RESPONSE: In response to the Staff’s comment, we have updated our disclosure on page 110 and 111 and disclosed the identity of the largest customers who accounted for 30% and 50% of our total revenues for the fiscal years ended March 31, 2022 and March 31, 2021 respectively.

Regulation, page 111

24.	Please discuss material regulations you will be subject to in the United States upon completion of this offering.

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that we will not subject to material regulations in the United States upon completion of this offering, since currently we do not have any operation in the United States and we have no present understandings, commitments or agreements to enter into any acquisitions, joint ventures, or make any investments in the United States.

Management

Employment Agreements, page 131

25.	We note your disclosure here that you have entered into employment agreements with your directors and executive officers. We also note that you have filed these agreements as exhibits to the registration statement. Please revise this section to describe briefly the material terms of the employment agreements with your officers and directors.

RESPONSE: In response to the Staff’s comment, we have updated our disclosure on page 140 and described briefly the material terms of the employment agreements with our officers and directors.

Principal Shareholders and Selling Shareholder, page 136

26.	You state on page 7 that, as part of the reorganization, Garden Stage Limited will allot 5% of its Ordinary Shares each to State Wisdom Holdings Limited and Bliss Tone Limited. Please tell us why neither is listed as a beneficial owner in the beneficial ownership table on page 136.

RESPONSE: In response to the Staff’s comment, we have updated our disclosure on page 147 and 148. It is respectfully submitted that State Wisdom Holdings Limited (“State Wisdom”) and Bliss Tone Limited (“Bliss Tone”) were not listed as the beneficial owners in the beneficial ownership table because the Company has not allotted any its Ordinary Shares to State Wisdom and Bliss Tone on December 13, 2022, the date of which the Form F-1 was submitted to the Commission.

27.	We note your footnote (4) to the beneficial ownership table. Please disclose who has voting and dispositive power as to the shares held by Capital Hero Global Limited.

RESPONSE: In response to the Staff’s comment, we have updated our disclosure on page 147 and 148. We respectfully advise the Staff that Ms. Yee Lin, FUNG, the shareholder and the sole director of Smark Holdings Limited, holds the voting and dispositive power over the Ordinary Shares held by Capital Hero Global Limited, by way of Shareholder Agreement.

Taxation
Hong Kong Taxation, page 152

28.	It appears that you have filed the legality opinion related to Hong Kong taxation as Exhibit 8.1. Please revise this section to identify counsel that provided the tax opinion.

RESPONSE: In response to the Staff’s comment, we have updated our disclosure on page 163.

Enforceability of Civil Liabilities, page 157

29.	Please revise the first subsection to disclose that your officers and directors are located in China/Hong Kong and that it would be difficult to impose liability on those individuals. Similarly, revise your risk factor on the bottom of page 29 to clarify that your officers and directors are located in China/Hong Kong.

RESPONSE: In response to the Staff’s comment, we have updated our disclosure on page 31 and 168.

Consolidated Financial Statements for the Fiscal Years Ended March 31, 2022 and 2021, page F- 1

30.	We note that the financial statements included within this filing are for I Win Holdings Limited and have not been adjusted for the impact of the Reorganization. Similarly, we also note your disclosures on pages 7 and 65 regarding the reorganization and financial statement presentation. Please address the following:

●	Tell us whether you will present and include audited financial statements of Garden Stage Limited in this offering on Form F-1 prior to effectiveness. If so, tell us when, for which periods and how.

●	As it relates to your plans to reflect adjustments for the Reorganization in the financial statements, tell us if you plan to reflect those adjustments on a retroactive basis. Cite the specific authoritative accounting literature considered in your response.

●	If you plan to continue the offering with only the financial statements of I Win Holdings Limited, tell us how you concluded this to be appropriate given that they are not the issuer.

RESPONSE: The Company respectfully advises the Staff that we intend to present and include the audited financial statements of Garden Stage Limited in our Registration Statement prior to effectiveness.

The reason why no audited financial statements of Garden Stage Limited has been included in our Registration Statement is because we have not completed the reorganization by transferring the shareholding of I Win Holdings Limited from its current shareholders to Garden Stage Limited via 17 Uno Limited of which the details are set out on page 64 (“Reorganization”). Garden Stage Limited and 17 Uno Limited remain separated from I Win Holdings Limited and its subsidiaries, at the date of this filing.

The Company respectfully advises the Staff that both I Win Securities Limited and I Win Asset Management Limited are entities regulated under the SFO in Hong Kong. Any change to their shareholding structure is subject to approval of the HKSFC. The Company further advises the Staff that we recently received the approval from the HKSFC on Reorganization on January 26, 2023. We are in the process of carrying out the required steps on the Reorganization and plan to effect the Reorganization on April 1, 2023. Upon and subject to the completion of the Reorganization and the required audit procedures to be carried out by our auditor, we shall present and include the audited financial statements of Garden Stage Limited in our next Registration Statement.

The Company respectfully advises the Staff that Garden Stage Limited has the exact same shareholding and voting structure as I Win Holdings Limited since its incorporation. We do not envisage any change in shareholding and voting structure to these two companies prior to the Reorganization. As set out on page 66, we expect that the financial statements of Garden Stage Limited for the six months ended September 30, 2022 and 2021, and the years ended March 31, 2022 and 2021, to be the same as I Win Holdings Limited’s but being adjusted for the impact of the Reorganization.

We further expect that before and after the Reorganization, Garden Stage Limited and I Win Holdings Limited would be ultimately and effectively controlled by the same group of controlling shareholders who collectively hold more than 50% voting rights in these entities. Therefore, the Reorganization is considered common control transaction according to ASC 805-50. The consolidation of Garden Stage Limited and its subsidiaries, including I Win Holdings Limited, would be accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented shall then comprise those of the previously separate entities, including I Win Holdings Limited and its subsidiaries, combined from the beginning of the period to the end of the period, eliminating the effects of intra-group transactions.

3. Summary of Significant Accounting Policies

Revenue Recognition
Underwriting and placement income, page F-12

31.	We note that it appears you satisfy your underwriting and placement projects through utilization of sub-underwriting and sub-placement arrangements. Please tell us and revise to disclose your principal vs. agent accounting policy for these arrangements, including the material terms, rights and obligations of the arrangements.

RESPONSE: The Company respectfully advises the Staff that for certain underwriting and placement projects, the Group will reduce its commitments and exposures by having sub-underwriting and sub-placement arrangements with other broker-dealers. Generally, the terms of these sub-underwriting and sub-placement arrangements would mirror the master underwriting and placement agreements the Group has in place with its customers but give a concession fee to these broker-dealers for services rendered under the sub-underwriting and sub-placement arrangements.

The Group follows the rules and guidance set out under ASC 606 when determining whether it is acting as a principal or an agent in the contract with its customers. The core principle of ASC 606 requires an entity to determine whether the nature of its promise is a performance obligation to provide the services itself (that is, the entity is a principal) or to arrange for those services to be provided by the other party (that is, the entity is an agent). The following steps are applied to achieve that core principle:

Step 1: Identify the specified services to be provided to the customer

Step 2: Assess whether it controls each specified service before that service is transferred to the customer

Under the underwriting and placement agreements the Group has in place with its customers, the Group has a primary responsibility in rendering the underwriting and placement services and meeting the specific requirements set out in these agreements. The whole process is primary controlled by Group who decides to whom the offering shares it may sell and, if it thinks fit, has the full discretionary authority in engaging any broker-dealer for such sub-underwriting and sub-placement arrangements without the consent from its customers. The Group has the primary responsibility in the function. The Group also has the full authority in negotiating and setting the fees with its customers and broker-dealers and deciding the margin on each project without the consent from other parties. Accordingly, the Group has the full control on the underwriting and placement services it offers to the customers and is a principal in the contracts. The Group recognizes revenues at the gross amount it is entitled to from its customers.

5. Receivables from Customers, page F-19

32.	We note your disclosure of receivables relating to unsettled trades on a trade-date basis. We also note your discussion of these receivables relating to unsettled trades on page F- 18, as well as reference to payables arising from unsettled trades on a trade-date basis. Please clearly describe what these receivables and payables represent, as well as your accounting for these unsettled trades and journal entries recognized. In addition, tell us whether you recognize any revenue associated with these unsettled trades and if so, how that correlates to your revenue recognition policy described on page F-11. Cite any authoritative accounting literature considered and applied to support your accounting conclusions.

RESPONSE: The Company respectfully advises the Staff that as disclosed on pages F-11 and F-36, all revenues in relation to our brokerage securities services are recognized at a point in time on the trade date. This is consistent with ASC 606 when trade order has been accepted and the performance obligation has been completed. This is also a point when the securities trading transaction cannot be cancelled and no returns and allowances are allowed.

“Payables to customers” arise from our brokerage business include cash deposits received by us from the customers and payables arising from unsettled trades on trade-date basis. Any monies we received from our customers in relation to our securities brokerage business would be debited and credited against “Restricted cash” and “Payables to customers” respectively, and vice versa. “Payables to customers” generally correspond to “Restricted cash” with common reconciling items, including unsettled trades on trade-date basis and balances we placed with other broker-dealers and clearing organizations on behalf of our customers, noted.

The Company respectfully advises the Staff on how unsettled trades on a trade-date basis are recognized by the illustrations set out below:

Sell Order

On the trade date, if a customer places a sell order, we would recognize the following journal entries:

Dr Receivables from brokers-dealers and clearing organizations

Cr Revenues – brokerage commissions

Cr Payables to customers

“Payables to customers” recognized above would become the reconciling item between “Restricted cash” and “Payables to customers” on that specific date.

Correspondingly, upon the settlement date, the order would have been executed and the following journal entries would be recognized in our book:

Dr Restricted cash

Cr Receivables from brokers-dealers and clearing organizations

Upon receiving the settlement amounts from brokers-dealers and clearing organizations on the settlement date, the balances would be deposited in segregated bank accounts in which we hold customers’ monies. At that point of time, the reconciling item arise from unsettled trades on a trade-date basis would have been cleared.

Buy Order – with monies received in advance

For a buy order, normally our customers would have deposited the monies to us before the buy order is placed, then we would recognize the following journal entries accordingly:

Dr Payables to customers

Cr Revenues – brokerage commissions

Cr Payables to broker-dealers and clearing organizations

By debiting “Payables to customers” is in essence the deduction of monies which the customer placed with us for the buy order. Similarly, “Payables to customers” recognized above would become the reconciling item between “Restricted cash” and “Payables to customers” on that specific date.

Upon the settlement date, the order would have been executed and the following journal entries would be recognized in our book:

Dr Payables to brokers-dealers and clearing organizations

Cr Restricted cash

Upon deducting monies from segregated bank accounts in which we hold customers’ monies for settlement purposes, the reconciling item arise from unsettled trades on a trade-date basis would have been cleared.

Buy Order – without monies received in advance

On the other hand, subject to the agreements we have with our customers and our internal monitoring procedures, we may allow certain customers to place a buy order without depositing the monies with us in advance. For this type of customers, the following journal entries would have been recognized accordingly:

Dr Receivables from customers

Cr Revenues – brokerage commissions

Cr Payables to broker-dealers and clearing organizations

Prior to the settlement date, “Receivables from customers” recognized above represent unsettled trades on a trade-date basis.

Upon the settlement date, if the customer has deposited us the balance for the transaction, the following journal entries would then be recognized in our book and the unsettled trades on a trade-date basis would have been cleared:

Dr Payables to brokers-dealers and clearing organizations

Cr Receivables from customers

Otherwise, if the customer has not deposited us the balance for the transaction on the settlement date, the “Receivables from customers” would then become overdue and we would start charging interest against the balance and may liquidate the security positions we hold on behalf of the customer in order to cover the receivable balances in case of default.

The Company respectfully advises the Staff that “Receivables from customers” and “Payables to customers” are subject to our daily review and reconciliation. No unusual reconciling items nor exceptions were noted throughout the periods presented. As disclosed on pages F-9 and F-33, for the periods presented, no allowance for doubtful accounts against receivables from customers were recorded.

Item 8. Exhibits and Financial Statement Schedules, page II-1

33.	Please file as exhibits the investment agreements referenced on page 7 entered between I Win Holdings Limited and State Wisdom Holdings Limited and Bliss Tone Limited, and the investment management agreement with AVIA Trust Limited on page101, or tell us why you are not required to do so.

RESPONSE: In response to the Staff’s comment, we have revised our disclosure on page II-1. We have uploaded: (1) Investment Agreement by and between Bliss Tone Limited and the Registrant, dated as of July 22, 2022; (2) Supplemental Investment Agreement by and between Bliss Tone Limited and the Registrant, dated as of November 22, 2022; (3) Investment Agreement by and between State Wisdom Holdings Limited and the Registrant, dated as of July 22, 2022; (4) Supplemental Investment Agreement by and between State Wisdom Holdings Limited and the Registrant, dated as of November 22, 2022; and (5) Investment Management Agreement by and between I Win Asset Management Limited and AVIA Trust Limited.

Item 9. Undertakings, page II-2

34.	Because it does not appear that you are planning to conduct an offering under Rule 415 of the Securities Act, please remove the undertakings included as subsections (a)(1) through (a)(6) or advise.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page II-2.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Very truly yours,

/s/ Mengyi “Jason” Ye
Mengyi “Jason” Ye

Direct dial: +1 (973) 931-2036